Exhibit 99.1

Borr Drilling Limited – Special General Meeting Results Notification

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) advises that a Special General Meeting of the Company was held on December 22, 2023 at 10:00 local time, at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The following resolution was approved by the Company’s shareholders:

“To approve a reduction of the Share Premium account of the Company from US$2,290,578,712 to US$ 290,578,712 by the transfer of US$2,000,000,000 of the Share Premium to the Company’s Contributed Surplus account, with effect from December 22, 2023.”

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

December 22, 2023

Borr Drilling Limited. | Reg. no. 51741 |  Level 2, S. E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 542-9234I Oslo: +47 22 48 30 00 | London: +44 203 709 3235